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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

JSC "FGC UES"
(Name of Subject Company)

Federal Grid Company of Unified Energy System
(Translation of Subject Company’s Name into English (if applicable))

Russian Federation
(Jurisdiction of Subject Company’s Incorporation or Organization)

JSC "FGC UES"
(Name of Person(s) Furnishing Form)

Ordinary Registered Uncertified Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Alexander Leonidovich Duzhinov
JSC "FGC UES"
Akademika Chelomeya Street, 5A
Moscow 117630
Russian Federation
Telephone: +7 (495) 710-9064

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 29, 2013
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	Non-binding English translation of Russian Notice of Pre-emptive Right Exercise (Exhibit 99.1).(1)
____________________

(1)	Filed herewith.

Item 2. Informational Legends

A legend compliant with Rule 801(b) under the Securities Act of 1933, as amended, has been included in prominent portions of the documents referred to in Part I and Part II.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a)	Non-binding English translation of Russian Decision on Additional Issuance of Shares (Exhibit 99.2).(1)

(b)	Non-binding English translation of Russian Securities Prospectus (Exhibit 99.3).(1)
____________________

(1)	Filed herewith.

This Form CB has been signed under a power of attorney, a copy of which is included hereto (Exhibit 99.4).

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "Commission"), JSC "FGC UES" is filing a written irrevocable consent and power of attorney with the Commission on Form F-X. JSC "FGC UES" will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tikhonova Maria Gennadievna
(Signature)

Tikhonova Maria Gennadievna
Deputy Chairman of the Management Board
(acting on the basis of the power of attorney No. 600-13 dated November 14, 2013)
(Name and Title)

November 29, 2013
(Date)